Filed by Tiga Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiga Acquisition Corp.
Commission File No. 001-39714
Date: November 2, 2022

This filing relates to the proposed business combination between Grindr Group LLC (“Grindr”) and Tiga Acquisition Corp. pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 9, 2022.

Grindr and Tiga Acquisition Corp. Announce Effectiveness of Registration Statement on Form S-4; Date of TAC’s Extraordinary General Meeting to Approve Proposed Business Combination

LOS ANGELES, CA – November 1, 2022 – Grindr, the world’s largest social network for the LGBTQ community, and Tiga Acquisition Corp. (NYSE: TINV) (“TAC”), today announced that the Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement on Form S-4 (the “Registration Statement”) filed by TAC with the SEC relating to the previously announced business combination between Grindr and TAC (the “Business Combination’’).

“Grindr is a strong business, powered by a dynamic mission and a vibrant community,” said George Arison, Chief Executive Officer of Grindr. “As a public company I look forward to scaling Grindr even further to fulfill its mission of connecting LGBTQ people with one another and the world.”

“We are excited to hit this important milestone on our path to bringing Grindr public and representing the LGBTQ community in the public markets,” said G. Raymond Zage, Chairman and CEO of TAC. “I’d like to thank our incredible team for their hard work getting us to this point, and our investors for their continued support. We look forward to closing the Business Combination soon and beginning the next chapter in the Grindr story.”

TAC expects to hold a virtual extraordinary general meeting (the “Meeting”) via live webcast at www.virtualshareholdermeeting.com/TINV2022SM on November 15, 2022 at 9:30 a.m. Eastern Time for its stockholders of record as of October 17, 2022, to vote on the proposed Business Combination and related matters. The Business Combination is expected to close shortly after the Meeting, subject to stockholder approvals and satisfaction of other customary closing conditions. Upon closing, TAC will change its name to Grindr Inc. The combined company’s common stock and warrants are expected to list on the New York Stock Exchange (the “NYSE”) under the ticker symbol “GRND” and “GRND.WS”, respectively, at the close of the Business Combination.

About Grindr

With millions of monthly active users in virtually every country in the world, Grindr has grown to become a fundamental part of the LGBTQ+ community since its launch in 2009. Grindr continues to expand its ecosystem to enable gay, bi, trans and queer people to connect, express themselves, and discover the world around them. Grindr is headquartered in West Hollywood, California. The Grindr app is available on the App Store and Google Play.

About Tiga Acquisition Corp.

TAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TAC seeks to capitalize on the more than 46 years of combined financing and investment experience of its founders G. Raymond Zage, III and Ashish Gupta. TAC believes that the established and diverse investment experience of its founders, who have developed a significant network of deep global relationships, will well-position our sponsor in sourcing and identifying suitable target businesses that may provide opportunities for an attractive risk adjusted return to its shareholders. TAC’s founders have a strong track record of identifying and executing highly differentiated special situations investments and have generated attractive returns for their investors over the past two decades. For more information, please visit https://www.tiga-corp.com. The information contained on, or accessible through, TAC’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward Looking Statements

This document may contain a number of “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding Grindr’s and TAC’s expectations with respect to the closing of the Business Combination transaction between Grindr and TAC; the satisfaction of the closing conditions to the proposed Business Combination transaction; the timing of the completion of the proposed Business Combination transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside TAC’s or Grindr’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between TAC and Grindr (the “Merger Agreement”) and the proposed Business Combination contemplated thereby; (b) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of TAC or other conditions to closing in the Merger Agreement; (c) the ability to meet the NYSE’s listing standards following the consummation of the proposed Business Combination; (d) the risk that any required regulatory approvals are not obtained, delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (e) the risk that the proposed Business Combination disrupts current plans and operations of Grindr or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments which could result in the need for TAC to restate its historical financial statements and cause unforeseen delays in the timing of the proposed Business Combination and negatively impact the trading price of TAC’s securities and the attractiveness of the proposed Business Combination to investors; (i) the possibility that Grindr may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic and monkeypox; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement on Form S-4 referenced above and discussed below and other documents filed by TAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither TAC nor Grindr undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in TAC’s reports filed with the SEC and available at the SEC’s website at sec.report.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to stockholders of TAC for their consideration and approval at an extraordinary general meeting of stockholders. TAC filed an amended registration statement on Form S-4 (with the SEC on October 31, 2022, which included a preliminary  proxy statements/prospectus to be distributed to holders of TAC’s common stock in connection with TAC’s solicitation for proxies for the vote by TAC’s stockholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grindr’s shareholders in connection with the completion of the business combination. The definitive proxy statement/prospectus and other relevant documents are being mailed to TAC’s stockholders as of the record date established for voting on the proposed Business Combination. TAC’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with TAC’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about TAC, Grindr and the proposed Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by TAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Tiga Acquisition Corp., Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

TAC, Grindr and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from TAC’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of TAC’s stockholders in connection with the proposed business combination will be set forth in the Registration Statement and definitive proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the Registration Statement and definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Contacts

For Grindr:

For Grindr Communications and Investor Relations:

Patrick Lenihan
Patrick.Lenihan@grindr.com

Investors:

Ellipsis
Jeff Majtyka
IR@grindr.com

Media:

TrailRunner International
Lexi Schuchert
Press@grindr.com

For Tiga Acquisition Corp.:

Tiga Acquisition Corp.
Diana Luo
CFO@tigaacquisitioncorp.com